

May 5, 2015

Eric B. Stang
President and Chief Executive Officer
Ooma, Inc.
1880 Embarcadero Road
Palo Alto, CA 94303

> **Re:** **Ooma, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 20, 2015**
> **CIK No. 0001327688**

Dear Mr. Stang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2015 letter.

Prospectus Summary

1.   We note your response to prior comment 2.

- Please provide us with additional support for your statement that your communications solutions deliver "industry-leading HD voice quality." In this regard, we note that the consumer research publication excerpt dated May 2014 rates Ooma's call quality behind both WOW and Verizon FiOS.

- Please revise the statement that you have "achieved high levels of customer retention and loyalty by delivering exceptional quality and customer satisfaction" to clarify that this is your belief.

- Please tell us what consideration you have given to disclosing the name of the leading U.S. consumer research publication that has ranked Ooma as the number one home phone service for overall satisfaction and value. Additionally, consider revising to include the years Ooma has been ranked as the number one home phone service for overall satisfaction and value by this publication.

- Please revise the statement that your Talkatone app was "ranked in the top 100 and top 300" of the Google Play and Apple App Store, respectively, to provide additional context. For example, clarify that these rankings are based on the number of U.S. downloads as tracked by App Annie, if true.

Risks Associated with Our Business, page 5

2. We note the revisions made in response to prior comment 12 concerning the ownership of a significant portion of your stock by insiders. Please revise your disclosure here and in the risk factor on page 44 to disclose the percentage of your voting power to be held by these insiders following the completion of this offering.

Summary Consolidated Financial Data, page 10

3. We note in your response to prior comment 4 that while you currently plan to use a portion of the IPO proceeds to repay your outstanding Silicon Valley Bank loans and to cash settle the December 2010 warrant, you will not add related pro forma disclosures to subsequent amendments to this filing until such time you determine the IPO price range. To the extent you do file further amended versions of your registration statement prior to determination of the IPO price range, we ask that you include placeholder pro forma disclosures for the number of shares to be issued and related proceeds to be used to repay the Silicon Valley Bank loans and cash settle the December 2010 warrant. Include revisions on the page F-31 placeholders for both the numerator and denominator calculations used in computing pro forma net loss per share now inclusive of the effects of the loan repayments and related interest expense.

Risk Factors

Risks Related to Our Business

Shifts in trends or the emergence of new technologies may render our solutions…, page 24

4. Revisions made in response to prior comment 10 indicate that you derived "over 80%" of your revenue from Ooma Telo in fiscal 2015. Please revise to disclose the exact percentage.

Use of Proceeds, page 49

5.   We note that you intend to use a portion of the net proceeds from this offering to repay
      the outstanding principal and accrued interest on your existing loans with Silicon Valley
      Bank. Please tell us whether any of the indebtedness to be discharged was incurred
      within one year, and if so, describe the use of proceeds of such indebtedness other than
      short-term borrowings used for working capital. Refer to Instruction 4 of Item 504 of
      Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 61

6.   We note your response to prior comment 14 that core user churn rate is reflected in the
      Annual Net Dollar Subscription Retention Rate. Please clarify whether you use core user
      churn rate, independent of its use in your Annual Net Dollar Subscription Retention Rate
      metric, to manage your business. If so, provide an analysis of whether you believe
      disclosure of core user churn rates would be material to investors.

7.   We note in your response to prior comment 15 that you focus on total core users rather
      than separate Telo and Office core users to manage your business, and therefore believe it
      only appropriate to highlight total core user information. Yet you state on page 24 that
      Telo revenue comprised over 80% of total fiscal 2015 revenue, and on page 61 you
      mention that the core user churn rate is higher for Office customers than for Telo
      customers. Since you do maintain and evaluate certain separate core user measures for
      Office and Telo, please explain further the consideration you gave to separately
      presenting core user information for each since it would appear to promote a better
      understanding of your business for investors.   See Section III.B of SEC Release No. 33-
      8350.

8.   We note your response to prior comment 16 but it is not clear to us why discussion of
      period-to-period variances in reported business metrics is not appropriate under Item 303
      of Regulation S-K or SEC Release No. 33-8350. You have added disclosure on page 62
      that you believe Annualized Exit Recurring Revenue (AERR) for core users serves as an
      indicator of recurring subscription and services revenue for near-term future
      periods. Therefore, AERR and your other Key Business Metrics are presented as
      reflective of revenue growth and revenue retention. As such, it appears to us that a
      discussion of those factors driving period-to-period changes in AERR and your other
      metrics would provide investors a better understanding of any trends that will materially
      impact future results, which is consistent with Item 303(a)(3)(ii) of Regulation S-K
      and Section III.B.3 of SEC Release No. 33-8350. Accordingly, please expand your
      disclosure or advise us as to why revision is not required.

9.   We note your separate response to prior comment 17. We also note your disclosure on page 62 indicating that annual exit recurring revenue derives from total subscription and services revenue. Please reconcile the 2013 – 2015 annual exit recurring revenue amounts included in your response to the reported 2013 – 2015 annual total subscription and services revenue amounts in your filing.

Consolidated Results of Operations, page 66

10.   We note that operating expense in total and by subcategory increased substantially in fiscal 2015 as compared to fiscal 2014, per the table on page 68, and your outlook for each subcategory as disclosed on pages 64 – 65. Please tell us your consideration for describing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues from continuing operations. This would include a discussion of any known events that will cause a material change in the relationship between these operating expense categories and revenues. See Item 303(a)(3)(ii) of Regulation S-K.

Contractual Obligations, page 74

11.   We note your disclosure of unrecognized tax benefits as of January 31, 2015 on page F-27. Please tell us your consideration for disclosing liabilities relating to such benefits in the table of contractual obligations or related note. See Item 303(a)(5) of Regulation S-K and Section II.C of SEC Release No. 33-9144.

Business

Litigation, page 102

12.   We note your disclosure of the patent infringement complaint filed against you by UrgenSync, LLC on April 17, 2015 in the U.S. District Court for the Eastern District of Texas. We also note that while you evaluated subsequent events from the balance sheet date through this same date per Note 15 on page F-32, you did not include disclosure of this particular loss contingency in Note 12 on page F-28. Please tell us your consideration for including such disclosure pursuant to ASC 450-20-50-9.

Principal Stockholders, page 127

13.   You disclose on page 107 that Mr. Goettner has been the general partner of Worldview Technology Partners, a 57.17% beneficial owner, since 2004. Please tell us what consideration you have given to including the shares beneficially owned by entities affiliated with Worldview Technology Partners in Mr. Goettner's beneficial ownership calculation. Additionally, we note that Mr. Goettner and Mr. Wei will serve on your audit and compensation committee, respectively. In light of each's affiliation with Worldview Technology Partners, please provide us with your analysis in support of the

board's determination that Mr. Goettner and Mr. Wei will satisfy the requirements for independence under the rules of the New York Stock Exchange and the Commission. In this regard, explain to us how you concluded that Mr. Goettner and Mr. Wei are independent for the purposes of Exchange Act Rules 10A-3(b)(1) and 10C-1(b)(1), respectively.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Andrew D. Thorpe, Esq.
        Orrick, Herrington & Sutcliffe LLP